

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

September 11, 2009

via U.S. mail and facsimile

Gordon A. Milne, Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302

> **RE: The Ryland Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2009**
> **Form 8-K Filed on June 25, 2009**
> **File No. 1-8029**

Dear Mr. Milne:

    We have reviewed your response letter dated August 5, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K filed on June 25, 2009

1.   We note your response to comment six of our letter dated July 24, 2009. You state that the new secured letter of credit arrangements were entered into in the ordinary course of business and are not "material definitive agreements" as defined in Item 1.01(b) of Form 8-K. Taking into consideration the standard for providing disclosure about material definitive agreements for purposes of Item 1.02, which is governed by the terms of Item 1.01(b) of Form 8-K, it is not clear why you determined that the termination of the revolving credit facility necessitated disclosure under Item 1.02 but the contemporaneous entry into secured letter of credit arrangements with the three banks that had issued outstanding letters of credit under the terminated Credit Agreement did not require corresponding Item 1.01 disclosure. Please advise.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief